infiniteVR KIDS

LEARNING WHILE HAVING FUN...

infiniteVR
REALIZE THE FUTURE

$40B MARKET BY 2025

Family/indoor entertainment centers (FECs) are small amusement parks or entertainment zones that typically serve local communities in cities. FECs are designed to keep the entire family engaged, - especially kids - generally at a significantly lower per-person cost than a traditional amusement park.

FECs also host private celebrations such as birthday parties and corporate events as they are attractively located in areas such as malls.

The global family/indoor entertainment center market size was valued at $18 billion in 2017 and is projected to reach $40 billion by 2025, growing at a CAGR of 10.2% from 2018 to 2025.

(Source: www.alliedmarketresearch.com)



infiniteVR
REALIZE THE FUTURE


360°
ADVENTURE
A WHOLE NEW SWIRL!

During the last three years, over half a million InfiniteVR customers have generated enough data to propel us to our next frontier at InfiniteVR. When we hear from parents that InfiniteVR was a reward for their kids when they did their homework or were otherwise behaving, we decided to create InfiniteVRkids. We are kids fav spot and kids are our favorite partners.

Learning while having fun is what we are excited about. At our InfiniteVRkids locations, our little fans will be enjoying AR simulators and VR education methods while they have a great time with their parents.



infiniteVR

REALIZE THE FUTURE

We have designed two versions of the concept: indoor stores and kiosk-size centers. Indoor stores are designed to be locations in malls or outdoor spaces with a large layout. Kiosk-size centers are designed to reach everywhere fast and keep the concept practical and mobile.

At our locations, we focus on gamification and kid development with our tech. Entertainment will always be something we value, but we want to combine it with learning and kids' development.



infiniteVR
REALIZE THE FUTURE

Kiosk Size 18 x 20ft



Kiosk Size 26 x 26ft



Kiosk Size 20 x 24ft



Store Concept

*598 square yard project



infiniteVR
REALIZE THE FUTURE

Revenue Model


20%
30%*
10%**
40%
Product Sales
Per-Day/ Hour Ticketing
Sponsorship& Advertisement
Subscriptions

*: Ideally, this rate will drop as we convert one-timers to subscribers

**: Ideally, this rate will increase due to a large number of subscriber, which will attract big companies to participate our sponsorship&advertisement program at our locations

Subscription

We will build a subscription model for families to track their kids' development through our app and spend time in our locations without worrying about tine. Customer retention rate and customer life time value will be very high with this model and lead us to another business model after reach large numbers of subscribers.

Per-Day/Hour Ticketing

We will have a per-day or per-hour ticket system for customers who are not subscribed to our monthly payment plan. This is designed for travelers and first-timers. Our goal is to have a very small percentage of customers in this category, and convert many to the subscription model.

Product Sales

We will have a dynamic product line that our customers can purchase at our locations after detailed demonstrations by our specialists

Sponsorship&Advertisement

The data we have will be very valuable to companies for their targeted marketing. We will offer opportunities to companies with a primary focus on kids such as Disney Kids , Footlocker Kids, or even the producers of an upcoming kids' movie.

BUSINESS PROCESS

1

STEP 01

Open the first kiosk or store location as a pilot location.

2

STEP 02

Being sure the pilot location is generating profit in 6 months

3

STEP 03

Promote InfiniteVRkids kiosk-size franchise opportunities in the shopping mall industry where we can find franchisees easly

4

STEP 04

Focus on the success of the subscription model to provide data to companies for sponsorships&advertisements; work toward making our service free to our customers and just capitalizing on the advertisement model

Be a Reward To a Kid


infiniteVR

The voice message below was recorded on 4/12/2020 on our company phone line from one of our little fans in New York. When we heard her voice message, we instantly knew that we are doing the right thing.

"Hi. I want to know if you're still open. I did all my homework and my mum promised me to take me to you but she told me you are closed. Can you guys work with an appointment? Can you please call me or my mum back at 718*******? Thank you."

Be with Us, Be a reward…